March 8, 2005


Mail Stop 0409

	VIA U.S. MAIL AND FAX (713) 353-9421

Mr. Kent Watts
Director, Chief Executive Officer and
  Chief Financial Officer
Hyperdynamics Corporation
9700 Bissonnet, Suite 1700
Houston, TX 77036

Re:	Hyperdynamics Corporation
	Form 10-KSB for the year ended June 30, 2004
	Forms 10-QSB for the quarters ended December 31, 2004
      File No. 000-25496

Dear Mr. Watts:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-KSB for the year ended June 30, 2004

Financial Statements and Notes

Note 1 - Significant Accounting Policies

1. We note that you currently provide a number of services, or have planned services, including seismic data management, oil and gas exploration and oil field service and production. We also note that a significant amount of your assets are in the Republic of Guinea. In future filings, please disclose your accounting policy with respect to segment reporting and include the disclosures required by
SFAS 131, as applicable.

Note 2 - Acquisition of HYD Resources Corporation, page F-11

2. We note that you acquired 100% of the stock of HYD Resources Corporation for $375,000, with payments deferred if HYD experiences losses. In a supplemental response, please advise us how you evaluated the requirements of Item 310(c) and (d) of Regulation S-B to provide audited financial statements and pro forma financial information of the acquiree.

Note 4 - Unproved Oil and Gas Properties, pages F-12 to F-13

3. We note that you acquired US Oil Corporation`s interest in GHRC in
November 2002. Please advise us, and disclose in future filings, your ownership interest in GHRC and how you account for your investment in GHRC.

4. We note that you have certain obligations under your Production Sharing Agreement (PSA) with the Republic of Guinea and US Oil Corporation. In future filings, please disclose in sufficient detail any negative or adverse impact you may be subject to for not meeting your obligations under the PSA.

Note 5 - Oil and Gas Accounting Policies, page F-13

5. In future filings, disclose costs incurred during the year related to property acquisition, exploration and development activities in accordance with paragraphs 21-23 of SFAS 69.

Note 14 - Stock Options and Warrants / 2003 Restatement, pages F-
18
to F-20

6. In future filings, please disclose the weighted-average information for specific assumptions used in the Black-Scholes option-pricing model when estimating the fair value of options and warrants granted. Refer to paragraph 47 of SFAS 123.




Item 2.  Description of Property, page 8

7. In future filings, please provide the applicable disclosures required in Industry Guide 2, Disclosure of oil and gas operations.

Item 13. Exhibits, page 25

8. Please revise your filing to include the exhibits required by Item
601 of Regulation S-B, as applicable. Specifically, include the required documents, or incorporate by reference, with respect to exhibits 2, 3, and 10.

Form 10-QSB for the period ended December 31, 2004

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources, page 10

9. We note that you acquired Trendsetter Production Company from an officer of HYD in September 2004 for a purchase price of $10. We also note from your disclosure here that you are contemplating a sale of a 49% working interest in the one lease owned by Trendsetter and that you anticipate recording a $2,000,000 gain during the period ended March 31, 2005. Please advise us of the circumstances surrounding the purchase and subsequent sale of this lease including the parties involved and how you were able to obtain this lease for a nominal amount.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Dowling, Staff Accountant, at (202)
824-5141 or me at (202) 942-1964 if you have questions.


						Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant


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Hyperdynamics Corporation
March 8, 2005
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